UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-08485
CUSIP Number: 598709103

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2004

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Portions of Item 9A (management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm)

PART I - REGISTRANT INFORMATION

Milacron Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

2090 Florence Avenue
Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio 45206
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on  Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reference is made to Item 9A of the Form 10-K report filed by the Registrant on March 30, 2005 (“Item 9A”). As described in Item 9A, the SEC, in Release No. 34−50754 dated November 30, 2004 (the “Release”), announced that certain companies, including Milacron, have an additional 45 days in which to file an amendment to Form 10−K that contains management’s report and the auditor’s attestation on internal control over financial reporting as required by Section 404 of the Sarbanes−Oxley Act of 2002 (“SOX−404”). In reliance on the Release, the company did not include the following items in its Form 10−K filed March 30, 2005: (a) management’s annual report on internal control over financial reporting and (b) an attestation report of Ernst & Young LLP, the registered public accounting firm that audited the company’s financial statements as of and for the year ended December 31, 2004. While the company hired consultants experienced in SOX−404 compliance to provide additional resources, the required assessments have not been completed in time to file the amendment by the May 2, 2005 deadline required by the Release. The company believes this filing will be made not later than June 30, 2005. See Item 9A for a discussion of certain of the consequences to the company of not meeting the May 2, 2005 deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Hugh C. O'Donnell, Esq.
            (Name)

          (513) 487-5000
 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [   ] No  Not Applicable

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 Notification of Late Filing may contain forward-looking statements which by their nature involve risks and uncertainties that could significantly impact operations, markets, products and expected results. For further information please refer to the Cautionary Statement included in Milacron’s Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.

Milacron Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 2, 2005	By /s/ Robert P. Lienesch
Name: Robert P. Lienesch Title: Senior Vice President - Finance, Controller and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).